October 22, 2010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4720
Washington, DC 20549
Attention:  John L. Krug

Re:                         Ikaria, Inc.
Registration Statement on Form S-1
Amendment No. 3 filed September 29, 2010 (File No. 333-166792)

Ladies and Gentlemen:

On behalf of Ikaria, Inc. (the “Company”), submitted herewith for filing is Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-166792) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2010.  We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated October 7, 2010 from Jeffrey Riedler, Assistant Director of the SEC, to Daniel Tassé, Chairman and Chief Executive Officer of the Company (the “Comment Letter”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comments and the headings used in the Comment Letter.  All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 4.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 4.

FORM S-l

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, pages 62-65

1.                                      Please refer to prior comment two.  Please label the columns on page 64 for the six months ended June 30, 2010 and 2009 as unaudited.

Response:	The Company has revised the disclosure on pages 64 and 98 of the Registration Statement in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 69

2.                                      Please refer to prior comment three.  We will finalize our evaluation of these issues incorporated in this comment after the estimating offering price has been established and you have provided the requested disclosure.

Response:

The Company supplementally provided the Staff with its preliminary estimate of the offering price range and hereby requests that pursuant to Rule 418 under the Securities Act of 1933, as amended, the Staff return such information after the materials have been reviewed.

Please contact the undersigned at (617) 526-6982 if you have any comments or questions regarding this letter.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Daniel Tassé
Matthew M. Bennett, Esq.
Steven D. Singer, Esq.